Filed by Input/Output, Inc. pursuant to Rule 425
Under the Securities Act of 1933
Filing Person: Input/Output, Inc.
Commission File No.: 1-12691

     On May 10, 2004, Input/Output, Inc. issued a press release announcing that it had reached a definitive agreement to acquire GX Technology Corporation. The text of the press release is as follows:

NEWS RELEASE	CONTACTS:	J. Michael Kirksey Chief Financial Officer Input/Output (281) 879-3672

FOR IMMEDIATE RELEASE		Jack Lascar, Partner Karen Roan, Vice President DRG&E (713) 529-6600

I/O TO ACQUIRE GX TECHNOLOGY

•	Strategic Transaction Creates a New Breed of Seismic Solutions Provider

•	Schedules Investor Conference Call for Tuesday, May 11 at 9:00 AM EDT

HOUSTON – May 10, 2004 – Input/Output, Inc. (NYSE: IO) announced today that it has entered into a stock purchase agreement with GX Technology Corporation (GXT) and its shareholders to acquire all of the equity interest of GXT for approximately $150 million.

     GXT is a leading international provider of seismic data processing and subsurface imaging services to oil and gas companies worldwide. Headquartered in Houston, GXT geoscientists have developed advanced algorithms, software tools, and methodologies used to process seismic data into high quality subsurface images.

     In calendar year 2003, GXT generated $15.8 million of EBITDA (earnings before interest, taxes, depreciation and amortization) on revenues of $49.0 million. In the first calendar quarter of 2004, GXT generated $8.3 million of EBITDA on revenues of $19.8 million. I/O anticipates the transaction will be accretive to 2004 earnings.

     Bob Peebler, President and CEO of I/O, commented on the proposed acquisition saying, “We view GXT as a crown jewel in the world of seismic technology. Recognized as a leading imaging solutions provider, GXT will play a critical role in I/O’s strategy to lead the oil & gas industry into the digital full-wave era. GXT will re-orient our company from primarily manufacturing seismic acquisition equipment to offering a full range of seismic imaging solutions. We’ve said that digital, full-wave imaging will be about more than just the sensor. It’s also about planning, field execution and advanced processing. GXT complements I/O’s VectorSeis® sensor technology and we believe positions us to deliver digital, full-wave images to oil & gas companies.”

     Mick Lambert, CEO of GX Technology, added, “We are excited that I/O and GXT have reached this agreement. Both companies share the same vision of creating a high technology seismic company focused on solving difficult imaging problems for our clients. After this transaction closes, the combined company will have a development capability that will allow us to tackle some of the more challenging seismic opportunities in geophysics – full-wave (multicomponent) processing and 4-D imaging. With the tools and expertise of the combined company, we will be truly unique in the oil and gas industry.”

     Mr. Peebler continued, “GXT possesses advanced tools along with a team of talented professionals who know how to maximize image quality for their customers. The company has developed integrated solutions with one objective – to deliver the highest quality, fit-for-purpose image of the subsurface. GXT thinks ‘image first’ with their oil & gas company customers and then works backwards to custom design a complete seismic program including survey planning, technology deployment, field acquisition and processing. The terrific thing about their model is that field acquisition is subcontracted. GXT works with established contracting specialists to acquire seismic data according to specifications of the survey. The imaging consulting relationships that GXT has developed with oil & gas companies are both broad and deep. By having GXT in the I/O family, we think there will be a significant opportunity to better understand the needs of oil & gas companies, explain the merits of all the technologies we have in the toolkit and work together to develop tailored solutions in hydrocarbon basins around the world.”

     I/O has agreed to pay a total of approximately $150 million through a combination of cash and stock option value to acquire GXT. The $150 million purchase price includes the assumption of $4.5 million in debt and the delivery of I/O stock options with a value of approximately $15.5 million. The transaction contemplates the completion of an offering of I/O common stock with net proceeds of approximately $100 million and a new senior bank facility, all expected to be completed within the next 45 to 60 days. The parties have the right to terminate the stock purchase agreement if certain conditions are not satisfied or if the proposed acquisition is not completed by August 15, 2004.

GXT SEISMIC IMAGING SOLUTIONS

     GXT’s major processing offerings include time processing, velocity modeling, pre-stack time migration (PSTM), and pre-stack depth migration (PSDM). In addition, GXT offers a range of value-added services and integrated seismic solutions. These include survey design, project management and quality control that encompass many of GXT’s Image-DrivenTMseismic programs. GXT came to prominence as a result of their pre-stack depth migration techniques, which they successfully applied in the Gulf of Mexico. They have a strong position in PSDM and, as oil & gas companies develop more of their subsurface images using this technique both offshore and on land, GXT should benefit.

     Where seismic data does not exist or is not sufficient to meet an oil & gas company’s imaging objectives, GXT offers its Integrated Seismic Solutions (ISS) service. ISS is designed to deliver the optimal image by ensuring that all necessary steps involving design, technology specification, acquisition, and processing are well coordinated and tightly integrated.

     In multi-client ISS programs, GXT has the opportunity to resell licenses to the data to oil & gas companies that were not part of the original funding group. GXT’s original ISS program – called GulfSpan – provides a distinctive regional seismic database that offers insights into the deep basin architecture and geologic evolution of the northern Gulf of Mexico. Additional pre-funded ISS programs and databases exist (or are being planned) for major hydrocarbon basins around the world.

     GXT is unique compared to many other companies involved in the acquisition and resale of seismic data. Since GXT does not own seismic vessels or seismic acquisition equipment, it does not acquire data simply to utilize capital assets. Further, GXT ISS work is usually pre-funded and, since GXT data is acquired according to oil & gas company specifications and processed with advanced seismic algorithms, it is highly differentiated compared to many data libraries available to the oil & gas industry.

REVISION OF FIRST QUARTER 2004 TAX PROVISION

     As disclosed in the first quarter press release on April 28, 2004, I/O discovered and recorded during the first quarter of 2004, a previously unutilized federal income tax refund of $1.1 million relating to losses incurred in 2002.

     In connection with their review of the draft registration statement covering a proposed offering to finance a portion of the GXT acquisition, the Company and its auditors reconsidered the accounting treatment for the tax refund and concluded that the preferred approach would be to reflect the tax benefit in fiscal 2002 rather than in the first quarter of 2004.

     Accordingly, the Company is revising the tax provision reflected in the April 28, 2004 earnings press release in its first quarter 2004 10-Q to reflect the refund in fiscal 2002 and has filed an amendment to its most recent 10-K Annual Report to reflect the refund in the earlier period.

CONFERENCE CALL

I/O has scheduled a conference call for Tuesday, May 11, 2004 at 9:00 a.m. Eastern Time. To participate in the conference call, dial (303) 262-2130 at least 10 minutes before the call begins and ask for the I/O conference call. Investors, analysts and the general public will also have the opportunity to listen to the conference call live over the Internet by visiting www.i-o.com.

The completion of I/O’s acquisition of GXT is subject to a number of conditions, including the absence of a material breach by either party of its representations or covenants in the stock purchase agreement, the absence of any event having a material adverse effect on either party and approval by regulatory authorities, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended. The parties also have the right to terminate the stock purchase agreement if the acquisition is not completed by August 15, 2004. I/O may terminate the proposed acquisition if it is unable to satisfy its financing requirements to fund the purchase price of the acquisition.

Investors are urged to read the prospectus regarding I/O’s proposed offering of common stock referred to above when it becomes available because it will contain important information about this proposed transaction. Investors and security holders may obtain, without charge, copies of the prospectus (when it is filed), as well as other documents filed with the Securities and Exchange Commission (SEC) containing information about I/O, at the SEC’s website at www.sec.gov. In addition, investors and security holders may also obtain without charge copies of the documents filed by I/O with the SEC by directing a request to Input/Output, Inc., attention Corporate Secretary, 12300 Parc Crest Drive, Stafford, Texas 77477.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any security. Any such offer or solicitation may only be made pursuant to a prospectus meeting the requirements of Section 10(a) of the Securities Act of 1933, as amended.

These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective except in reliance on an applicable exemption from the registration requirements of the Securities Act. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that State.

Certain statements contained in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, uncertainties, and other factors that may cause current results, levels of activity, performance, or achievements implied by such forward-looking statements to not materialize. We cannot provide any assurance as to the effects of the proposed acquisition, including its impact on the future earnings, capabilities and business strategies of the combined company. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “intent,” “expect,” “plan,” “anticipate,” “believe,” “think,” “estimate,” “predict,” “feel,” “view,” “potential,” or “continue” or the negative of such terms, or other comparable terminology.

Examples of other forward-looking statements include statements regarding:

•	anticipated benefits of I/O’s proposed acquisition of GXT;

•	I/O’s ability to integrate the operations, personnel and technologies of GXT;

•	the combined company’s expected revenues, gross margin, operating income, net income and cash flows;

•	future growth rates and margins for the combined company’s products and services; and

•	the adequacy of the combined company’s future liquidity and capital resources.

About Input/Output, Inc.
 I/O is the major independent provider of seismic equipment and acquisition imaging technology for land, marine, and seabed applications. The company also provides software and processing services to the oil and gas industry. Through Concept Systems, I/O offers integrated navigation and data management software and time-lapse 4-D seismic services. Through GMG/AXIS, I/O offers specialty seismic processing services that allow oil companies to more accurately image subsurface features in hydrocarbon reservoirs. The company’s technologies are applied in traditional 2-D and 3-D surveys along with rapidly growing areas like 4-D reservoir monitoring and full-wave, multicomponent data acquisition. I/O has offices in the United States, Canada, Europe, China, Russia and the Middle East. Additional information about the company is available at www.i-o.com. The information included on this website shall not be incorporated into any filings made with the SEC.

About GX Technology
 GX Technology was founded in 1989 and is the oil & gas industry’s largest independent full-service seismic solutions provider. The company offers Image-Driven™ seismic solutions which include seismic acquisition, time processing, pre-stack depth and time imaging, 4D and multi-component services. Oil and gas companies use GX Technology’s services to produce the highest fidelity images of the subsurface, which significantly reduces the risk and cost of finding and producing hydrocarbon. GX Technology’s corporate headquarters are located in Houston, and the company’s service centers are located in Houston, London, Aberdeen, and Calgary. GXT’s website can be accessed at www.gxt.com. The information included on this website shall not be incorporated into any filings made with the SEC.

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